Tel 713.758.2222 Fax 713.758.2346
December 10, 2010
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	QR Energy, LP Amendment No. 2 to Registration Statement on Form S-1 File No. 333-169664 Filed November 26, 2010
Dear Mr. Schwall:
     Set forth below are the responses of QR Energy, LP, a Delaware limited partnership (“QR Energy,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2010, with respect to QR Energy’s Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), filed with the Commission on November 26, 2010, File No. 333-169664 (the “Registration Statement”). Each response below has been prepared and is being provided by QR Energy, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 3, together with three copies of Amendment No. 3 that are marked to show all revisions to the Registration Statement since we filed Amendment No. 2.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3, unless indicated otherwise.
Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended September 30, 2010, page 74
1.	We note you disclose that you did not generate sufficient available cash during the 12 month periods ended December 31, 2009 and September 30, 2010 on a pro forma basis to meet your minimum quarterly distribution. We also note you disclose that your first

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December 10, 2010      Page 2
distribution will be adjusted for the period from the closing of the offering though December 31, 2010 based on the actual length of the period. In light of these facts and the planned timing of your offering, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended December 31, 2010. Similar concerns apply to your risk factor disclosure on page 30.
     Response:
     It is anticipated that the earliest we would close the offering is December 22, 2010. As a result, we expect to pay our unitholders in February 2011 a prorated portion of the minimum quarterly distribution for the period commencing on or after December 23rd and ending December 31st, a period of no more than nine days. This prorated distribution is expected to be no more than approximately $0.04, representing approximately only 10% of the minimum quarterly distribution for a full quarter and approximately 0.2% of the midpoint of the price range for the units. The aggregate distribution to be paid on all outstanding units will be no more than approximately $1.4 million. We believe we will have sufficient available cash to pay this distribution. We intend to issue an earnings release and file a 10-K in the first quarter of 2011 reporting our results for the fourth quarter and full year of 2010. We do not intend to provide quantitative analysis as to our financial performance for the period from December 23rd to December 31st given the length of the period.
     In addition, we revised our disclosure in Amendment No. 3 to include the following additional disclosure: “While the fourth quarter is not complete, based on our internal preliminary results of operations, we estimate that available cash generated during the three months ending December 31, 2010 would not have been sufficient to make a cash distribution at the minimum quarterly distribution of $0.4125 per unit on all of the common units, subordinated units, and general partner units if such units had been outstanding during the entire fourth quarter of 2010.” Please read pages 16, 17, 30 and 75 of the preliminary prospectus, each of which is provided supplementally with this response letter on Exhibit A.
Pro Forma Liquidity and Capital Resources
New Credit Facility, page 124
2.	We note your response to prior comment 4. Please revise your disclosure to provide an explanation for the differences between Adjusted EBITDA and EBITDAX as defined in your credit agreement.
     Response:
     We revised our disclosure in Amendment No. 3 to provide an explanation of the differences between our Adjusted EBITDA and our EBITDAX. Please read page 124 of the preliminary prospectus, which is provided supplementally with this response letter on Exhibit A.

December 10, 2010      Page 3
Long-Term Incentive Plan, page 178
3.	We note your response to prior comment 12 from our letter dated November 24, 2010. However, we are not able to find the additional disclosure regarding the annual, automatic increases in the number of units available for issuance under the plan, which your response indicates is included in Amendment No. 2. Please revise or advise.
     Response:
     Per our response to prior comment 12 from the Staff’s letter dated November 24, 2010, we revised the Form of Long-Term Incentive Plan, which was filed as Exhibit 10.3 to Amendment No. 2. As a result of such revision to Exhibit 10.3, there is no longer any provision regarding annual, automatic increases in the number of units available for issuance under the plan. Consequently, we concluded that there would be no additional disclosure warranted to our description of the Long-Term Incentive Plan contained in the preliminary prospectus.
Services Agreement, page 188
4.	We note your disclosure that Quantum Resources Management has not yet determined the method by which it will allocate expenses incurred on the issuer’s behalf. Expand your disclosure to indicate when QRM anticipates that determination will be made and how investors will be informed of that information.
     Response:
     We revised our disclosure in Amendment No. 3 to indicate when we anticipate the allocation method will be determined and that we will inform our unitholders by means of a Current Report on Form 8-K. Please read page 188 of the preliminary prospectus, which is provided supplementally with this response letter on Exhibit A.
Unaudited Pro Forma Condensed Financial Statements, page F-2
Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2009, page F-7
5.	We note that the net loss for the Partnership Pro Forma column decreased from $48.7 million to $31.4 million. Please tell us the underlying reasons why the amounts retained by your predecessor operations changed from the prior amendment.
     Response:
     Certain of our pro forma adjustments for the amounts retained were estimated based on the relative fair value of oil and gas properties retained and relative fair value of properties contributed, applied to our historical asset balances, as disclosed in Note 2(a) of our pro forma financial statements. The net loss for the Partnership pro forma column decreased from $48.7 million to $31.4 million, a change of $17.3 million. This change was a result of obtaining updated estimates for reserves from our third party Miller & Lents engineering report as of June

December 10, 2010      Page 4
30, 2010 for purposes of computing this pro forma adjustment, for the assets that will be contributed to the Partnership.
     The $17.3 million change, which was driven by this update to the relative fair value estimate, was primarily comprised of a decrease in DD&A and impairment of $8.3 million, a decrease in the unrealized loss on derivatives of $15.8 million, partially offset a decrease in realized gain of $6.8 million.
QA Holdings, LP — Notes to Unaudited Consolidated Financial Statements
Note 13 — Subsequent Events, page F-35
6.	We note your disclosure that you signed a purchase and sale agreement for oil and gas assets in the Permian basin. Please expand this disclosure to provide more information regarding the assets to be acquired (i.e. are they producing, near other assets to be contributed by your Predecessor, etc.), and how you intend to fund the purchase price. Please also tell us if the oil and gas assets to be acquired are considered a business for accounting and reporting purposes and how you have considered Rules 3-05 and 11-01 of Regulation S-X.
     Response:
     We revised our disclosure in Amendment No. 3 to provide additional information regarding the oil and gas assets in the Permian Basin to be acquired by QA Holdings, LP, our accounting predecessor, and how QA Holdings, LP intends to fund the purchase price. Please read page F-35 of the preliminary prospectus, which is provided supplementally with this response letter on Exhibit A.
     The oil and gas properties to be acquired are considered to be a business under Rule 11-01 of Regulation S-X for accounting and reporting purposes, as they are predominantly proved producing properties capable of revenue producing activities. However, we would direct the Staff’s attention to the fact that this acquisition, if closed, will be an acquisition by our Predecessor and not of QR Energy. Therefore, we respectfully submit that further analysis of the application of Rule 3-05 of Regulation S-X is unnecessary. We revised our disclosure in Amendment No. 3 to add clarifying language to the Subsequent Events footnote to more clearly disclose that this would be an acquisition by the Partnership, our Predecessor.

December 10, 2010      Page 5
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 3 to Jeffery K. Malonson at Vinson & Elkins L.L.P. at (713) 758-3824.

Very truly yours,
By:	/s/ Jeffery K. Malonson
Jeffery K. Malonson

Enclosures

cc:	John P. Lucas, Securities and Exchange Commission
Gregory S. Roden, QRE GP, LLC
Douglas E. McWilliams, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Timothy C. Langenkamp, Andrews Kurth LLP

EXHIBIT A

Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 70.

We expect to pay our unitholders a prorated cash distribution for the first quarter ending after the closing of this offering. The prorated distribution will cover the period from the first day following the closing of this offering to and including December 31, 2010. While the fourth quarter is not complete, based on our internal preliminary results of operations, we estimate that available cash generated during the three months ending December 31, 2010 would not have been sufficient to make a cash distribution at the minimum quarterly distribution of $0.4125 per unit on all of the common units, subordinated units, and general partner units if such units had been outstanding during the entire fourth quarter of 2010.

Assuming our general partner maintains its 0.1% general partner interest in us, our partnership agreement requires us to distribute all of our available cash, calculated as of the end of each quarter, in the following manner during the subordination period:

• First, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

• Second, 99.9% to the common unitholders, pro rata, and 0.1% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

• Third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

• Thereafter, 99.9% to the common and subordinated unitholders, pro rata, and 0.1% to our general partner.

If cash distributions equal or exceed the Target Distribution of $0.4744 per common unit (which is an amount equal to 115% of the minimum quarterly distribution) for any calendar quarter, then, subject to certain limitations, our general partner will receive (in addition to distributions on its general partner units) a quarterly management incentive fee, as described in “— Management Incentive Fee” on page 18. Payment of the management incentive fee will reduce cash available for distribution to our unitholders.

If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on January 1, 2009, our unaudited pro forma available cash for the year ended December 31, 2009 would have been approximately $47.7 million. This amount would not have been sufficient to make a cash distribution for the year ended December 31, 2009 at the minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, subordinated units, and general partner units. Specifically, this amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, but only a cash distribution of $0.0190 per unit per quarter (or $0.08 per unit on an annualized basis) on all of the subordinated units, or approximately 4.6% of the minimum quarterly distribution.

If we had completed the transactions contemplated in this prospectus and the acquisition of the Partnership Properties on October 1, 2009, our pro forma available cash for the twelve months ended September 30, 2010 would have been approximately $51.3 million. This amount would not have been sufficient to make a cash distribution for the twelve months ended September 30, 2010 at the minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, subordinated units, and general partner units. Specifically, this amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, but only a cash distribution of $0.1447 per unit per quarter (or $0.58 per unit on an annualized basis) on all of the subordinated units, or approximately 35.1% of the minimum quarterly distribution.

While the fourth quarter is not complete, based on our internal preliminary results of operations, we estimate that available cash generated during the three months ending December 31, 2010 would not have been sufficient to make a cash distribution at the minimum quarterly distribution of $0.4125 per unit on all of the common units, subordinated units, and general partner units if such units had been outstanding during the entire fourth quarter of 2010.

For a calculation of our ability to have made distributions to unitholders based on our pro forma results of operations for the year ended December 31, 2009 and the twelve months ended September 30, 2010, please read “Our Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended September 30, 2010” on page 74.

We believe that we will have sufficient cash flow from operations to make cash distributions for each quarter for the twelve months ending December 31, 2011 at the minimum quarterly distribution of $0.4125 per unit on all common, subordinated and general partner units. Please read “Our Cash Distribution Policy and Restrictions on Distributions —

•	fluctuations in our working capital needs;

•	general and administrative expenses, including expenses we will incur as a result of being a public company; and

•	the amount of cash reserves, which we expect to be substantial, established by our general partner for the proper conduct of our business.

As a result of these factors, the amount of cash we distribute to our unitholders may fluctuate significantly from quarter to quarter and may be less than the minimum quarterly distribution that we expect to distribute. For a description of additional restrictions and factors that may affect our ability to make cash distributions to our unitholders, please read “Our Cash Distribution Policy and Restrictions on Distributions” beginning on page 70.

We Would Not Have Generated Sufficient Available Cash on a Pro Forma Basis to Have Paid the Minimum Quarterly Distribution on All of Our Units for the Year Ended December 31, 2009 or the Twelve Months Ended September 30, 2010.

We must generate approximately $59.0 million of available cash to pay the minimum quarterly distribution for four quarters on all of our common units, subordinated units and general partner units that will be outstanding immediately after this offering. If we had completed the formation transactions contemplated in this prospectus and the acquisition of all of the Partnership Properties on January 1, 2009, our unaudited pro forma available cash for the year ended December 31, 2009 would have been approximately $47.7 million. This amount would not have been sufficient to make a cash distribution for the year ended December 31, 2009 at the minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, subordinated units, and general partner units. Specifically, this amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, but only a cash distribution of $0.0190 per unit per quarter (or $0.08 per unit on an annualized basis) on all of the subordinated units, or approximately 4.6% of the minimum quarterly distribution. If we had completed the transactions contemplated in this prospectus and the acquisition of all of our properties on October 1, 2009, our unaudited pro forma available cash for the twelve months ended September 30, 2010 would have been approximately $51.3 million. This amount would not have been sufficient to make a cash distribution for the twelve months ended September 30, 2010 at the minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, subordinated units, and general partner units. Specifically, this amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units, but only a cash distribution of $0.1447 per unit per quarter (or $0.58 per unit on an annualized basis) on all of the subordinated units, or approximately 35.1% of the minimum quarterly distribution. While the fourth quarter is not complete, based on our internal preliminary results of operations, we estimate that available cash generated during the three months ending December 31, 2010 would not have been sufficient to make a cash distribution at the minimum quarterly distribution of $0.4125 per unit on all of the common units, subordinated units, and general partner units if such units had been outstanding during the entire fourth quarter of 2010. For a calculation of our ability to have made distributions to unitholders based on our pro forma results of operations for the year ended December 31, 2009 and the twelve months ended September 30, 2010, please read “Our Cash Distribution Policy and Restrictions on Distributions — Unaudited Pro Forma Available Cash for the Year Ended December 31, 2009 and the Twelve Months Ended September 30, 2010” on page 74.

minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units and subordinated units. Specifically, this amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units and a cash distribution of $0.0190 per unit per quarter (or $0.08 per unit on an annualized basis) on all of the subordinated units, or only approximately 4.6% of the minimum quarterly distribution. The number of outstanding common and subordinated units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

If we had completed the transactions contemplated in this prospectus and the acquisition of all of our properties on October 1, 2009, our unaudited pro forma available cash for the twelve months ended September 30, 2010 would have been approximately $51.3 million. This amount would not have been sufficient to make a cash distribution for the twelve months ended September 30, 2010 at the minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units and subordinated units. Specifically, this amount would have been sufficient to allow us to pay the full minimum quarterly distribution of $0.4125 per unit per quarter (or $1.65 per unit on an annualized basis) on all of the common units and a cash distribution of $0.1447 per unit per quarter (or $0.58 per unit on an annualized basis) on all of the subordinated units, or only approximately 35.1% of the minimum quarterly distribution. While the fourth quarter is not complete, based on our internal preliminary results of operations, we estimate that available cash generated during the three months ending December 31, 2010 would not have been sufficient to make a cash distribution at the minimum quarterly distribution of $0.4125 per unit on all of the common units, subordinated units, and general partner units if such units had been outstanding during the entire fourth quarter of 2010. The number of outstanding common and subordinated units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering.

Unaudited pro forma available cash gives effect on a pro forma basis to the administrative services fee our general partner will pay to Quantum Resources Management pursuant to the service agreement with our general partner. The administrative service fee is a quarterly fee equal to 3.5% of our Adjusted EBITDA generated during the preceding quarter, calculated prior to the payment of the fee.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus and the acquisition of all of our properties actually been completed as of the dates presented. In addition, cash available to pay distributions is primarily a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of unaudited pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in an earlier period.

will bear interest, at our option, at either (i) the greater of the prime rate of Wells Fargo Bank, National Association, the federal funds effective rate plus 0.50%, and the one-month adjusted LIBOR plus 1.0%, all of which would be subject to a margin that varies from 0.75% to 1.75% per annum according to the borrowing base usage (which is the ratio of outstanding borrowings and letters of credit to the borrowing base then in effect), or (ii) the applicable LIBOR plus a margin that varies from 1.75% to 2.75% per annum according to the borrowing base usage. The unused portion of the borrowing base will be subject to a commitment fee of 0.50% per annum.

The new credit facility will require maintenance of a ratio of Total Debt to EBITDAX (as each term is defined in the new credit facility), which we refer to as the leverage ratio, of not more than 4.0 to 1.0, and a current ratio of not less than 1.0 to 1.0. The definition of EBITDAX contained in the new credit facility is our Adjusted EBITDA, as defined in “Prospectus Summary — Non-GAAP Financial Measures” beginning on page 25, plus exploration expenses. However, because we account for our oil and natural gas exploration and development activities using the full cost method of accounting, we do not incur any exploration expenses, and thus our EBITDAX will be equivalent to our Adjusted EBITDA.

Additionally, the new credit facility will contain various covenants and restrictive provisions which limit our ability to incur additional debt, guarantees or liens; consolidate, merge or transfer all or substantially all of our assets; make certain investments, acquisitions or other restricted payments (including a prohibition on our ability to pay distribution to our unitholders if our borrowing base usage exceeds 95%); modify certain material agreements; engage in certain types of transactions with affiliates; dispose of assets; and prepay certain indebtedness. The new credit facility will also prohibit us from entering into commodity derivative contracts covering, in any given year, in excess of the greater of (i) 90% of our forecasted production attributable to proved developed producing reserves and (ii) 85% of our forecasted production from total proved reserves for the next two years and 75% of our forecasted production from total proved reserves thereafter, in each case, based upon production estimates in our most recent reserve report. If we fail to perform our obligations under these and other covenants, the revolving credit commitments could be terminated and any outstanding indebtedness under the new credit facility, together with accrued interest, could be declared immediately due and payable.

Partnership Commodity Derivative Contracts

Our cash flow from operations is subject to many variables, the most significant of which is the volatility of oil and natural gas prices. Oil and natural gas prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond our control. Our future cash flow from operations will depend on the prices of oil and natural gas and our ability to maintain and increase production through acquisitions and exploitation and development projects.

The Fund will assign certain commodity derivative financial instruments to us at the closing of this offering, and we intend to continue to enter into commodity derivative instruments to reduce the impact of oil and natural gas price volatility on our operations. The commodity derivative contracts to be assigned to us by the Fund will be swaps based on NYMEX oil and natural gas prices. On a pro forma basis at September 30, 2010, we had in place oil and natural gas swaps covering significant portions of our estimated oil and natural gas production through December 31, 2015. These swap agreements cover approximately 80% of our expected 2011 oil and natural gas production based on our reserve report dated June 30, 2010. The assigned swap agreements will cover, on average, 62% of our oil and natural gas production estimates for 2012 through 2015 based on our reserve report dated June 30, 2010.

The following table summarizes, for the periods indicated, the oil and natural gas swaps that will be assigned to us at the closing of this offering, on a pro forma basis as of December 31, 2010, through December 31, 2015. We expect to use swaps as a mechanism for managing commodity price risks whereby we pay the counterparty floating prices and receive fixed prices from the counterparty. By entering into the swap agreements, we will mitigate the effect on our cash flows of changes in the prices

Agreements Governing the Transactions

In connection with the closing of this offering, we, our general partner and its affiliates will enter into the various documents and agreements that will effect the transactions described in “Prospectus Summary — Formation Transactions and Partnership Structure” on page 8 including the vesting of assets in, and the assumption of liabilities by, us and the application of the proceeds of this offering. These agreements have been negotiated among affiliated parties and, consequently, are not the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets to us, will be paid from the proceeds of this offering.

Services Agreement

Contemporaneously with the closing of this offering, our general partner will enter into a services agreement with Quantum Resources Management. Under the services agreement, from the closing of this offering through December 31, 2012, Quantum Resources Management will be entitled to a quarterly administrative services fee equal to 3.5% of the Adjusted EBITDA generated by us during the preceding quarter, calculated prior to the payment of the fee. For the nine months ended September 30, 2010, 3.5% of our unaudited pro forma Adjusted EBITDA, calculated prior to the payment of the fee, would have been approximately $2.0 million, which is inclusive of the incremental costs of becoming a publicly-traded limited partnership. For the twelve months ending December 31, 2011, 3.5% of such estimated Adjusted EBITDA, calculated prior to the payment of the fee, would be approximately $3.1 million, assuming we generate estimated Adjusted EBITDA as set forth in “Cash Distribution Policy and Restrictions on Distributions — Estimated Adjusted EBITDA for the Twelve Months Ending December 31, 2011” beginning on page 77. After December 31, 2012, in lieu of the quarterly administrative services fee, our general partner will reimburse Quantum Resources Management, on a quarterly basis, for the allocable expenses it incurs in its performance under the services agreement, and we will reimburse our general partner for such payments it makes to Quantum Resources Management. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated by Quantum Resources Management to its affiliates. Quantum Resources Management will have substantial discretion to determine in good faith which expenses to incur on our behalf and what portion to allocate to us. Quantum Resources Management has not yet determined the method by which it will allocate expenses incurred on our behalf; however, we expect that Quantum Resources Management will determine the method by which it will allocate expenses incurred on our behalf by June 30, 2012, and we will inform our unitholders of the allocation method by means of a Current Report on Form 8-K following such determination. Quantum Resources Management will not be liable to us for its performance of, or failure to perform, services under the services agreement unless its acts or omissions constitute gross negligence or willful misconduct.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with affiliates of our general partner, including the Fund, that will address competition and indemnification matters, as well as our right to participate in certain transactions with the Fund. Any or all of the provisions of the omnibus agreement, other than the indemnification provisions described below, will terminate upon a change of control of us or our general partner.

Competition.  None of the affiliates of the Fund will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. The Fund will be permitted to compete with us and may acquire or dispose of additional oil and natural gas properties or other assets in the future without any obligation to offer us the opportunity to purchase those assets, except as provided in the right of first offer and the participation right under the omnibus agreement.

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)  Partners’ Equity

QA Global is the general partner of, and owns a 1% interest in, QAH. The limited partners of QAH are QR and Aspect Asset Management, and members of management of QAH. The earnings of the Partnership are allocated to the partners based on their respective ownership percentages.

(10)	Employee Benefit Plans

The Partnership has a 401(k) savings plan available to all eligible employees. For the nine months ended September 30 2009, the Partnership matched 100% of employee contributions up to 6% of the employee’s salary, whereas for the nine months ended September 30, 2010, the Partnership matched 100% of employee contributions up to 3% of the employee’s salary. Matching contributions vest immediately. The Partnership made matching cash contributions to the plan for the nine months ended September 30, 2009 and 2010 of approximately $473,000 and $259,000 respectively.

(11)	Related-Party Transactions

QRA1, QRB, and QRC have management agreements with QAAM, an affiliated entity, to provide management services for the operation and supervision of the partnerships. The management fee is determined by a formula based on the partners’ invested capital or the equity capital commitment. During the nine months ended September 30, 2009 and 2010, the partnerships paid $9.0 million and $9.0 million, respectively, to QAAM for management fees. During the nine months ended September 30, 2010, the Partnership determined that it had overpaid QAAM by a total of $1.0 million, spread ratably over the last four years since inception in 2006. Accordingly, this amount will be repaid in due course against future management fees and the management fee disclosed in operating expenses has been reduced by $1.0 million during the nine months ended September 30, 2010.

QAH has obtained services from an affiliated entity related to its normal business operations. The amounts paid for these services were insignificant for the nine months ended September 30, 2009 and 2010.

(12)	Commitments

(a)	Property Reclamation Deposit

In connection with the 2006 Gulf Coast acquisition between ExxonMobil Corporation and QRM, the Partnership was required to deposit $10 million into an escrow account as security for abandonment and remediation obligations. As of December 31, 2009 and September 30, 2010, $10.7 million was recorded in other assets related to the deposit. In addition to the cash deposit, the Partnership was required to provide a $3 million letter of credit. The agreement requires an additional $3 million letter of credit to be issued in favor of the seller each year through 2012. Letters of credit totaling $12.0 million had been issued as of December 31, 2009 and September 30, 2010. The Partnership is required to maintain the escrow account in effect for three years after all abandonment and remediation obligations have been completed. The funds in the escrow account are not to be returned to the Partnership until the later of three years after satisfaction of all abandonment obligations or December 31, 2026. At certain dates subsequent to closing, the Partnership has the right to request a refund of a portion or all of the property reclamation deposit. Granting of the request is at the seller’s sole discretion.

(13)	Subsequent Events

▲ On November 19, 2010, QA Holdings, LP entered into a purchase and sale agreement to acquire certain oil and gas assets in the Permian Basin for $80 million from a third party. These assets are currently producing approximately 800 barrels of oil equivalent per day from waterflood oil fields that

F-35

QA HOLDINGS, LP

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are near, but not adjacent to the Permian Basin assets to be contributed to QR Energy, LP by QA Holdings, LP. This acquisition will be funded with equity contributions (cash calls from the Fund’s partners), borrowings under Credit Facilities of the Fund and the Fund’s cash on hand. QA Holdings, LP anticipates closing this transaction by December 31, 2010.

Additionally, the Partnership signed and closed a purchase agreement on October 20, 2010 to acquire certain oil and gas ownership rights from Helis Oil & Gas Company, LLD, Inc. for $3.3 million. These assets are located in the Mid Continent area.

F-36